Lightspeed Announces First Quarter 2023 Financial Results
Return to in-person shopping and dining globally helps drive results ahead of previously-established outlook
First quarter revenue grew 50% YoY to $173.9M
First quarter GTV grew 36% YoY to $22.1B
First quarter GPV of $3.3 billion increased 96% YoY
Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, August 4, 2022, /CNW Telbec/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced financial results for the three months ended June 30, 2022.

"Our two flagship offerings, Lightspeed Retail and Lightspeed Restaurant, continued to see excellent market reception this quarter, which helped drive strong revenue growth." said JP Chauvet, CEO of Lightspeed. "Consumers are once again shopping in-store and dining out, and our customers are turning to Lightspeed to help them deliver compelling omni-channel experiences under one comprehensive commerce platform, helping them grow revenue, reduce complexity and lower operating costs."
Although macro-economic conditions have become more concerning in recent months, Lightspeed believes its available growth opportunities of increasing the number of Customer Locations1, improving software adoption amongst these Customer Locations and expanding the amount of GTV1 that is processed by the Company's payments solutions, provide the Company with multiple levers to continue to perform. Lightspeed also believes that the return to in-person shopping and dining can help to mitigate negative influences from deteriorating macro-economic conditions.
"Our diversified business model continued to serve us well this quarter, with hospitality leading GTV growth " said Asha Bakshani, Chief Financial Officer of Lightspeed. "Gross Payment Volume1 hit record levels in the quarter and software adoption amongst our customer locations increased, putting the Company in a strong position to meet our financial commitments and realize our goal of Adjusted EBITDA2 break-even or better next fiscal year3."
First Quarter Financial Highlights
(All comparisons are relative to the three-month period ended June 30, 2021 unless otherwise stated):
•Total revenue of $173.9 million, an increase of 50%
•Subscription revenue of $73.6 million, an increase of 47%
•Transaction-based revenue of $91.5 million, an increase of 62%
•Net loss of ($100.8) million, or ($0.68) per share, as compared to a net loss of ($49.3) million, or ($0.38) per share, representing (58.0)% of revenue versus (42.6)%. After adjusting for certain items such as acquisition-related costs and share-based compensation, Adjusted Loss2 was ($17.6) million, or ($0.12) per share4
•Adjusted EBITDA2 loss of ($15.6) million, representing (9.0)% of revenue4 versus its previously established outlook of an Adjusted EBITDA2 loss of ($16.0) million
•As at June 30, 2022, Lightspeed had ~$915 million in unrestricted cash and cash equivalents

1 Key Performance Indicator. See “Key Performance Indicators”
2 This is a Non-IFRS measure. See “Non-IFRS Measures and Ratios” and the reconciliation to the most directly comparable IFRS measure included in this press release.
3 Financial outlook, please see the section entitled "Long-Term Financial Outlook" in this press release for the assumptions, risks and uncertainties related to Lightspeed's Adjusted EBITDA break even, and the section entitled "Forward Looking Statements"
4 This is a Non-IFRS ratio. See “Non-IFRS Measures and Ratios” and the reconciliation to the most directly comparable IFRS measure included in this press release.

In its third fiscal quarter of 2022, Lightspeed completed the acquisition of Ecwid, Inc. The table below distinguishes certain quarterly financial measures and key performance indicators between Lightspeed's traditional operations and those of the acquired company for the quarter ended June 30, 2022.

Q1 Summary	Lightspeed	Ecwid	Consolidated

Total revenue ($M)	$166.4	$7.5	$173.9
GTV ($B)	$21.5	$0.7	$22.1
Customer Locations	~166,000	~160,000	~326,000
ARPU[1]	$320	$15	$170

Operational Highlights
•Total revenue of $173.9 million was up 50% year-over-year due primarily to strong organic growth and $16.8 million in revenue from our acquisitions of NuORDER and Ecwid.

•Subscription and transaction-based revenue grew 55% year-over-year to $165.1 million. Organic5 growth in subscription and transaction-based revenues was 38% year-over-year.

•Subscription revenue increased 47% year-over-year to $73.6 million. Subscription revenue was positively impacted by recent acquisitions along with a growing Customer Location base and an expanding ARPU.

•Transaction-based revenue of $91.5 million grew by 62% year-over-year. The strong performance was a result of continued growth in GTV and an increasing portion of that GTV being processed through the Company's payments solutions. GPV increased over 96% to $3.3 billion from $1.7 billion in the same period last year.

•Customer Locations increased to approximately 166,000 from approximately 163,000 in the previous quarter and the monthly ARPU of these Customer Locations grew by 39% to approximately $320 compared to just over $230 in the same quarter last year. Subscription ARPU increased to $136 from $113 a year earlier. The growing ARPU and Customer Locations reflects the Company's ongoing focus on attracting a customer profile that provides strong underlying unit economics, high GTV, and long-term strategic value. The above Customer Location and ARPU numbers exclude 160,000 Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a monthly ARPU of approximately $15 per Customer Location.
•Selected customer wins in the quarter include: Panos, one of the leading bakery groups in Belgium with 100 locations using Lightspeed; the Parker Palm Springs, a premier independent luxury hotel in California; Kualoa Ranch in Hawaii where the Jurassic Park movies were filmed; the Holland Restaurant Group with 5 locations in Covington, Kentucky; and Monterey Plaza Hotel in Menlo Park, California. Additionally, long-standing POS customer, "The One", adopted Lightspeed Payments in their over 40 locations in Australia, and world-renowned luxury brand Michael Kors will be added to Lightspeed B2B.

•For the quarter, Lightspeed's customers processed GTV of $22.1 billion, up 36% year-over-year. Omni-channel retail GTV grew by 32% whereas hospitality GTV grew by 40%. Organic GTV growth was 25% year-over-year, with organic omni-channel retail GTV growing at 15% and organic hospitality GTV growing at 40%. From a geographic perspective, EMEA delivered the strongest GTV growth. The Ecwid eCommerce standalone product contributed $0.7 billion in GTV. In the quarter, Lightspeed continued to observe similar GTV trends to last
5 References herein to “organic” growth exclude the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison. For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic growth only to the extent of the same months they were included in the prior comparable period.

quarter with a shift in consumer spending resulting in a slowdown in certain retail categories such as bike and garden supplies and a resurgence in other categories such as hospitality, footwear and apparel.

•Adjusted EBITDA2 in the quarter was ($15.6) million versus ($6.0) million in the same quarter last year. As a percentage of revenue4, Adjusted EBITDA2 was (9.0)% versus (5.2)% for the same quarter last year. The increased Adjusted EBITDA2 loss as a percentage of revenue4 was largely due to a recent acquisition with higher Adjusted EBITDA2 losses as a percentage of revenue4, costs associated with Lightspeed's annual sales, partner and customer conference which returned to a live, in-person format in the quarter for the first time since the COVID-19 pandemic began, and increased hardware incentives provided to new customers that negatively impacted gross margins.

•During the quarter, Lightspeed announced the initial launch of its B2B Network, connecting brands and retailers in three key North American verticals: fashion, outdoor and sporting goods. Lightspeed's B2B Network aims to automate the retail supply chain, liberating retailers from time-consuming manual workflows while giving brands sell-through reporting from their SMB channels. By automating and delivering insights across the entire supply chain, Lightspeed hopes to improve revenue for both brands and retailers and get consumers the products they want into their local retailers.

•As of June 30, 2022, $9.4 million of merchant cash advances were outstanding, up 49% from the previous quarter.

•After the quarter, Lightspeed paid down, in full, the $30 million balance outstanding under its acquisition term loan, which was previously drawn in January 2020 in connection with the acquisition of Gastrofix.

Financial Outlook
Lightspeed's first quarter results were strong, with growing subscription and transaction-based revenue. Although the Company continues to monitor the macro-economic environment, Lightspeed is encouraged by the reception of its new flagship offerings, growing adoption of our payments solutions and the return to in-person shopping and dining. As a result, Lightspeed expects revenue and Adjusted EBITDA2 to be in the following ranges:

Fiscal 2023
•Revenue of $740 - $760 million, in line with our target organic subscription and transaction-based revenue growth rate of 35 - 40%.
•Adjusted EBITDA2 loss of approximately ($35) - ($40) million, or approximately (5)% as a percentage of revenue.
Second Quarter 2023
•Revenue of $178 - $183 million.
•Adjusted EBITDA2 loss of approximately ($10) million, or approximately (6)% as a percentage of revenue.

In addition, the Company remains confident in its expectation that it should reach Adjusted EBITDA2 break even3 for the fiscal year ended March 31, 2024.

Conference Call and Webcast Information

Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, August 4, 2022. To access the telephonic version of the conference call, visit https://conferencingportals.com/event/rPYvDbSx. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.

An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on August 4, 2022, until 11:59 p.m. Eastern Time on August 11, 2022, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three months ended June 30, 2022 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the second quarter and full year ended March 31, 2023, we considered IFRS measures including revenue, direct cost of revenue, and operating expenses. Our financial outlook is based on a number of assumptions, including that the jurisdictions in which Lightspeed has significant operations do not drastically strengthen or re-strengthen strict measures put in place to help slow the transmission of COVID-19 or put in place new or additional measures in response to a resurgence of the virus or the proliferation of a new variant thereof; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our ability to grow our Customer Locations in line with our planned levels; revenue streams resulting from partner referrals remaining in line with historical rates (particularly in light of the continued expansion of our payments solutions, which compete with the solutions offered by some of these referral partners); customers adopting our payments processing solutions having an average GTV at or above that of our planned levels; future uptake of our payments processing solutions remaining in line with past rates and expectations, including that transaction-based revenue growth will be more than twice the rate of subscription revenue growth year-over-year; gross margins reflecting this trend in revenue mix; our ability to price our payments processing solutions in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of our payments solutions; historical seasonal trends return to certain of our key verticals and impact our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof including expected synergies resulting from the recent launches of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans; our ability to manage customer churn; our ability to manage customer discount and payment deferral requests; and assumptions as to inflation, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions. Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including but not limited to the risks and uncertainties related to: any pandemic such as the COVID-19 pandemic, the risk of any new or continued resurgence of the COVID-19 virus or any variants or mutations in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses and delayed purchase decisions; the Russian invasion of Ukraine and reactions thereto; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue the acceleration of the global rollout of our payments solutions; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our inability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our inability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; maintaining our customer service levels and reputation; macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates, consumer spending trends; and exchange rate fluctuations. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.

Long-Term Financial Outlook
Our long-term targets reflect the current trend of customer adoption of our payments solutions resulting in an increased proportion of transaction-based revenue relative to higher margin subscription-based revenue. Our long-term targets also reflect a gradual increase in operating leverage, including as a result of increased ARPU and the benefits of increased scale in our primary operating expense lines. Our long-term targets constitute financial outlook and forward-looking information within the meaning of applicable securities laws. The purpose of communicating long-term targets is to provide a description of management’s expectations regarding our intended operating model, financial performance and growth prospects at a further stage of business maturity. Such information may not be appropriate for other purposes.

A number of assumptions were made by the Company in preparing our long-term targets, including:

•Continuation of favorable economic conditions in our core geographies and verticals, including relatively elevated consumer confidence, disposable income, consumer spending and employment.
•The COVID-19 pandemic, including any variants, having durably subsided with broad immunity achieved in our core geographies and verticals, including the elimination of social distancing measures and other restrictions generally in such markets.
•Customer adoption of our payments solutions in line with past rates and expectations, with new customers having an average GTV at or above planned levels.
•Gross margin continuing to decrease as a percentage of revenue as more customers adopt our payments solutions.
•Our ability to price our payment processing solutions in line with our expectations.
•Our ability to achieve success in the continued expansion of our payments solutions.

•Revenue streams resulting from partner referrals remaining in line with historical rates (particularly in light of the continued expansion of our payments solutions, which compete with the solutions offered by some of these referral partners).
•Long-term growth in ARPU of 10% or more per year, including growth in subscription ARPU, in line with past rates and expectations, driven by customer adoption of additional solutions and modules and the introduction of new solutions, modules and functionalities, including our flagship Lightspeed Retail and Lightspeed Restaurant offerings.
•Our ability to price solutions and modules in line with our expectations.
•Our ability to recognize synergies and reinvest those synergies in core areas of the business as we advance our roll out of our flagship Lightspeed Retail and Lightspeed Restaurant offerings;
•Growth in Customer Locations in line with past rates and expectations, including continued organic growth in Customer Locations.
•Our ability to successfully integrate acquired companies and to derive expected benefits from such acquisitions.
•Our ability to attract, develop and retain key personnel.
•The ability to effectively develop and expand our labour force, including our sales, marketing, support and product and technology operations, in each case both domestically and internationally.
•Our ability to manage customer churn.
•Our ability to manage requests for subscription pauses, customer discount and payment deferral requests.
•Assumptions as to foreign exchange rates and interest rates, including inflation.
•Our ability to successfully sell our Lightspeed Capital offering to our customers.

Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Many factors may cause actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such targets, including risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operation and under “Risk Factors” in our most recent Annual Information Form. In particular, our long-term targets are subject to risks and uncertainties related to:
•The COVID-19 pandemic, including the risk of any new or continued resurgence in our core geographies and the resulting impact on SMBs, including heightened levels of churn owing to business failures, requests for subscription pauses, payment deferrals and delayed purchase decisions.
•The Russian invasion of Ukraine and reactions thereto.
•Supply chain risk and the impact of shortages in the supply chain on our merchants.
•Other macroeconomic factors affecting SMBs, including inflation, changes in interest rates and consumer spending trends.
•Our ability to implement our growth strategy and the impact of competition.
•The substantial investments and expenditures required in the foreseeable future to expand our business.
•Our liquidity and capital resources, including our ability to secure debt or equity financing on satisfactory terms.
•Our ability to increase scale and operating leverage.
•Our ability to continue the acceleration of the global rollout of our payments solutions.
•Our reliance on a small number of cloud service providers and suppliers for parts of the technology in our payments solutions.
•Our ability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform.
•Our ability to prevent and manage information security breaches or other cyber-security threats;
•Our ability to compete and satisfactorily price our solutions in a highly fragmented and competitive market.
•Strategic relations with third parties, including our reliance on integration of third-party payment processing solutions.
•Our ability to maintain sufficient levels of hardware inventory.
•Compatibility of our solutions with third-party applications and systems.
•Changes to technologies on which our platform is reliant.
•Our ability to obtain, maintain and protect our intellectual property.
•Risks relating to our international operations, sales and use of our platform in various countries.
•Seasonality in our business and in the business of our customers.
•Litigation and regulatory compliance.
•Our ability to expand our sales capability and maintain our customer service levels and reputation.
•Gross profit and operating expenses being measures determined in accordance with IFRS, and the fact that such measures may be affected by unusual, extraordinary, or non-recurring items, or by items which do not otherwise reflect operating performance or which hinder period-to-period comparisons.
•Any potential acquisitions or other strategic opportunities, some of which may be material in size or result in significant integration difficulties or expenditures, or otherwise impact our ability to achieve profitability on our intended timeline or at all.

See also the section entitled “Forward-Looking Statements” in this press release.

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.
Founded in Montreal, Canada, Lightspeed is dual listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE:LSPD) (TSX:LSPD). With teams across North America, Europe and Asia Pacific, the Company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Non-IFRS Measures and Ratios
The information presented herein includes certain financial measures and ratios such as "Adjusted EBITDA", "Adjusted EBITDA as a percentage of revenue", "Adjusted Loss", "Adjusted Loss per Share - Basic and Diluted", "Adjusted Cash Flows Used in Operating Activities", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", "Non-IFRS sales and marketing expenses", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue" and "Non-IFRS sales and marketing expenses as a percentage of revenue". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus may highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring and litigation provisions.
"Adjusted EBITDA as a percentage of revenue" is calculated by dividing our Adjusted EBITDA by our total revenue.

"Adjusted Loss" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions and deferred income tax recovery.
"Adjusted Loss per Share - Basic and Diluted" is defined as Adjusted Loss divided by the weighted average number of common shares (basic and diluted).
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue.
"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes and transaction-related costs.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue.
See the financial tables below for a reconciliation of the non-IFRS financial measure and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
ARPU. “Average Revenue Per User” or “ARPU” represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. “Customer Location” means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We believe that our ability to increase the number of Customer Locations served by our platform is an indicator of our success in terms of market penetration and growth of our business.
Gross Payment Volume. “Gross Payment Volume” or “GPV” means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As Customer Locations using our payments solutions generate more sales and therefore more GPV, we see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, the achievement of advances in and expansion of our platform, expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions, expectations regarding our gross margins and future profitability, our expected acquisition outcomes and synergies, the future impact of the COVID-19 pandemic and the Russian invasion of Ukraine and reactions thereto, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations

investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)
	Three months ended June 30,
	2022	2021
	$	$
Revenues
Subscription	73,560	49,925
Transaction-based	91,524	56,453
Hardware and other	8,798	9,542

Total revenues	173,882	115,920

Direct cost of revenues
Subscription	20,423	14,617
Transaction-based	62,901	32,189
Hardware and other	13,033	11,541

Total cost of revenues	96,357	58,347

Gross profit	77,525	57,573

Operating expenses
General and administrative	30,239	22,277
Research and development	35,636	22,216
Sales and marketing	68,645	42,270
Depreciation of property and equipment	1,221	869
Depreciation of right-of-use assets	2,047	1,625
Foreign exchange loss	443	249
Acquisition-related compensation	17,103	2,014
Amortization of intangible assets	25,876	17,013
Restructuring	1,207	197

Total operating expenses	182,417	108,730

Operating loss	(104,892)	(51,157)

Net interest income	2,007	226

Loss before income taxes	(102,885)	(50,931)

Income tax expense (recovery)
Current	264	630
Deferred	(2,353)	(2,224)

Total income tax recovery	(2,089)	(1,594)

Net loss	(100,796)	(49,337)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	(8,833)	304
Change in net unrealized loss on cash flow hedging instruments	(719)	—

Total other comprehensive income (loss)	(9,552)	304

Total comprehensive loss	(110,348)	(49,033)

Net loss per share – basic and diluted	(0.68)	(0.38)

Weighted average number of Common Shares – basic and diluted	148,973,294	130,882,174

Condensed Consolidated Balance Sheets
(expressed in thousands of US dollars, unaudited)	As at
	June 30, 2022	March 31, 2022
Assets	$	$

Current assets
Cash and cash equivalents	914,789	953,654
Trade and other receivables	51,092	45,766
Inventories	8,575	7,540
Other current assets	30,060	35,535

Total current assets	1,004,516	1,042,495

Lease right-of-use assets, net	23,879	25,539
Property and equipment, net	17,687	16,456
Intangible assets, net	382,835	409,568
Goodwill	2,097,100	2,104,368
Other long-term assets	26,473	21,400
Deferred tax assets	152	154

Total assets	3,552,642	3,619,980

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	71,565	78,307
Lease liabilities	7,330	7,633
Current portion of long-term debt	29,858	—
Income taxes payable	6,643	6,718
Deferred revenue	65,650	65,194

Total current liabilities	181,046	157,852

Deferred revenue	1,885	2,121
Lease liabilities	20,848	23,037
Long-term debt	—	29,841
Accrued payroll taxes on share-based compensation	981	1,007
Deferred tax liabilities	4,456	6,833

Total liabilities	209,216	220,691

Shareholders’ equity
Share capital	4,229,756	4,199,025
Additional paid-in capital	147,531	123,777
Accumulated other comprehensive income (loss)	(6,875)	2,677
Accumulated deficit	(1,026,986)	(926,190)

Total shareholders’ equity	3,343,426	3,399,289

Total liabilities and shareholders’ equity	3,552,642	3,619,980

Condensed Consolidated Statements of Cash Flows
(expressed in thousands of US dollars, unaudited)	Three months ended June 30,
	2022	2021
Cash flows from (used in) operating activities	$	$
Net loss	(100,796)	(49,337)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	15,598	580
Amortization of intangible assets	25,876	17,013
Depreciation of property and equipment and lease right-of-use assets	3,268	2,494
Deferred income taxes	(2,353)	(2,224)
Share-based compensation expense	38,528	12,387
Unrealized foreign exchange loss	254	220
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(4,921)	(883)
Inventories	(1,035)	(1,824)
Other assets	1,931	(2,823)
Accounts payable and accrued liabilities	(7,876)	7,736
Income taxes payable	(75)	673
Deferred revenue	220	820
Accrued payroll taxes on share-based compensation	(26)	784
Net interest income	(2,007)	(226)

Total operating activities	(33,414)	(14,610)

Cash flows from (used in) investing activities
Additions to property and equipment	(3,080)	(1,235)
Additions to intangible assets	(603)	—
Acquisition of businesses, net of cash acquired	—	(191,686)
Purchase of investments	(820)	—
Interest income	2,311	1,196

Total investing activities	(2,192)	(191,725)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	552	5,544
Share issuance costs	—	(570)
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(2,092)	(1,922)
Financing costs	(270)	(287)

Total financing activities	(1,810)	2,765

Effect of foreign exchange rate changes on cash and cash equivalents	(1,449)	138

Net decrease in cash and cash equivalents during the period	(38,865)	(203,432)

Cash and cash equivalents – Beginning of period	953,654	807,150

Cash and cash equivalents – End of period	914,789	603,718

Interest paid	270	243
Income taxes paid	11	147

Reconciliation from IFRS to Non-IFRS Results
(expressed in thousands of US dollars, except percentages, unaudited)
	Three months ended June 30,

	2022	2021
	$	$

Net loss	(100,796)	(49,337)
Net loss as a percentage of revenue	(58.0)%	(42.6)%
Share-based compensation and related payroll taxes(1)	38,302	16,675
Depreciation and amortization(2)	29,144	19,507
Foreign exchange loss(3)	443	249
Net interest income(2)	(2,007)	(226)
Acquisition-related compensation(4)	17,103	2,014
Transaction-related costs(5)	2,174	5,296
Restructuring(6)	1,207	197
Litigation provisions(7)	918	1,205
Income tax recovery	(2,089)	(1,594)

Adjusted EBITDA	(15,601)	(6,014)

Adjusted EBITDA as a percentage of revenue	(9.0)%	(5.2)%

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months ended June 30, 2022, share-based compensation expense was $38,528 (June 2021 - expense of $12,387), and related payroll taxes was a recovery of $226 (June 2021 - expense of $4,288). These costs are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended June 30, 2022, net loss includes depreciation of $2,047 related to right-of-use assets, interest expense of $271 on lease liabilities, and excludes an amount of $2,092 relating to rent expense ($1,625, $310, and $1,756, respectively, for the three months ended June 30, 2021).
(3)These non-cash losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(7)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs are included in general and administrative expenses.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)
	Three months ended June 30,

	2022	2021
	$	$

Net loss	(100,796)	(49,337)
Share-based compensation and related payroll taxes(1)	38,302	16,675
Amortization of intangible assets	25,876	17,013
Acquisition-related compensation(2)	17,103	2,014
Transaction-related costs(3)	2,174	5,296
Restructuring(4)	1,207	197
Litigation provisions(5)	918	1,205
Deferred income tax recovery(6)	(2,353)	(2,224)

Adjusted Loss	(17,569)	(9,161)

Weighted average number of Common Shares (basic and diluted)	148,973,294	130,882,174

Net loss per share – basic and diluted	(0.68)	(0.38)
Adjusted Loss per Share - Basic and Diluted	(0.12)	(0.07)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months ended June 30, 2022, share-based compensation expense was $38,528 (June 2021 - expense of $12,387), and related payroll taxes was a recovery of $226 (June 2021 - expense of $4,288). These costs are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business.
(6)Unlike Adjusted Net Loss and Adjusted Net Loss per Share which we presented for quarters up until and including the three months ended June 30, 2021, Adjusted Loss and Adjusted Loss per Share - Basic and Diluted adjusts Net Loss for deferred income tax recovery. We believe this adjustment provides a more useful metric to our stakeholders than Adjusted Net Loss and Adjusted Net Loss per Share given that the majority of our deferred income tax recovery arises due to our acquisitions and not ordinary course operations.

Reconciliation from IFRS to Non-IFRS Results (continued)
(expressed in thousands of US dollars, unaudited)
	Three months ended June 30,

	2022	2021
	$	$

Cash flows used in operating activities	(33,414)	(14,610)
Payroll taxes related to share-based compensation(1)	73	2,634
Acquisition-related compensation (2)	—	521
Transaction-related costs(3)	5,044	3,922
Restructuring(4)	583	810
Litigation provisions (5)	2,159	—
Capitalized internal development costs(6)	(603)	—

Adjusted Cash Flows Used in Operating Activities	(26,158)	(6,723)
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These amounts also include adjustments related to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions and which were assumed as liabilities on the relevant acquisition dates.
(4)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These amounts represent the cash inflow and outflow in respect of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds. These cash inflows and outflows do not include cash inflows and outflows in respect of litigation matters of a nature that we consider normal to our business.
(6)These amounts represent the cash outflows associated with capitalized internal development costs related to the Lightspeed B2B network. These amounts are included within the cash flows used in investing activities section of the unaudited condensed interim consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities. There were no capitalized internal development costs in the fiscal year ended March 31, 2022.

Reconciliation from IFRS to Non-IFRS Results (continued)
(In thousands of US dollars, except percentages, unaudited)	Three months ended June 30,
	2022	2021
	$	$
Gross profit	77,525	57,573
% of revenue	44.6%	49.7%
add: Share-based compensation and related payroll taxes(3)	2,246	1,195

Non-IFRS gross profit(1)	79,771	58,768
Non-IFRS gross profit as a percentage of revenue(2)	45.9%	50.7%

General and administrative expenses	30,239	22,277
% of revenue	17.4%	19.2%
less: Share-based compensation and related payroll taxes(3)	10,085	3,369
less: Transaction-related costs(4)	1,861	4,998
less: Litigation provisions(5)	918	1,205

Non-IFRS general and administrative expenses(1)	17,375	12,705
Non-IFRS general and administrative expenses as a percentage of revenue(2)	10.0%	11.0%

Research and development expenses	35,636	22,216
% of revenue	20.5%	19.2%
less: Share-based compensation and related payroll taxes(3)	10,885	4,204

Non-IFRS research and development expenses(1)	24,751	18,012
Non-IFRS research and development expenses as a percentage of revenue(2)	14.2%	15.5%

Sales and marketing expenses	68,645	42,270
% of revenue	39.5%	36.5%
less: Share-based compensation and related payroll taxes(3)	15,086	7,907
less: Transaction-related costs(4)	313	298

Non-IFRS sales and marketing expenses(1)	53,246	34,065
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	30.6%	29.4%
(1)This is a Non-IFRS measure. See “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and therefore subject to change.
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(5)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs were included in the Non-IFRS general and administrative expenses starting in the quarter ended December 31, 2021 as we believe this adjustment provides a more useful metric to our stakeholders.